Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

PRESS RELEASE

Titan Announces Extension of Exchange

Offer and Consent Solicitation Relating to

Outstanding 8% Senior Subordinated Notes Due 2011

San Diego, CA, March 12, 2004—The Titan Corporation (NYSE: TTN) announced today that it has extended its exchange offer and consent solicitation relating to its outstanding 8% Senior Subordinated Notes due 2011. The exchange offer and consent solicitation will expire at 1:00 p.m. EST on April 12, 2004, which is the same date to which Titan intends to adjourn the special meeting of its stockholders for consideration of its pending merger with Lockheed Martin Corporation (NYSE: LMT). As of the close of business on March 11, 2004, approximately 99.2% of the $200,000,000 aggregate principal amount of 8% Senior Subordinated Notes issued and outstanding had been tendered for exchange with Deutsche Bank Trust Company Americas, the exchange agent for the exchange offer and consent solicitation. As announced on February 25, 2004, all of the tendered notes were accompanied by the holders’ consents to the proposed amendments to the indenture governing the notes and the related registration rights agreement made by Titan for the benefit of the note holders.

Titan has entered into a supplemental indenture with the indenture trustee to effect the proposed amendments to the indenture and has entered into an amendment to the registration rights agreement providing for its termination. Accordingly, the proposed amendments to the indenture and the registration rights agreement are effective and the notes tendered with consents are irrevocable; however, the proposed amendments will not become operative until immediately prior to the completion of Titan’s pending merger with Lockheed Martin. If the merger is completed, Lockheed Martin will guarantee the surviving entity’s obligations as the obligor of the notes. If the merger is not completed, the amendments will not become operative. Until that point, the indenture and the registration rights agreement, without giving effect to the proposed amendments, will remain in effect.

Holders who validly tendered and delivered consents prior to 5:00 p.m., New York City Time, on February 25, 2004 will receive a consent fee equal to 1.0% of the principal amount of the notes validly tendered by the holders if the merger is completed. Other holders may tender their notes and consent to the proposed amendments, without receiving the consent fee, at any time prior to the expiration date.

3033 Science Park Road • San Diego, California 92121

(858) 552-9500

The dealer-manager and solicitation agent for the exchange offer and consent solicitation is Credit Suisse First Boston LLC.

The terms of the exchange offer and the consent solicitation are set forth in Titan’s prospectus dated February 9, 2004. To obtain a copy of the prospectus, the letters of transmittal and other related materials, please contact Morrow & Co., Inc., the information agent for the exchange offer and consent solicitation, at (800) 654-2468 (for banks and brokerage firms) and (800) 607-0088 (for bondholders).

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus was mailed on February 13, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus.

About Titan

Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 12,000 employees and annualized sales of approximately $2.0 billion.

Forward-Looking Statements

3033 Science Park Road • San Diego, California 92121

(858) 552-9500

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include risks associated with the proposed merger between Titan and Lockheed Martin and other risks described in the companies’ Securities and Exchange Commission filings.

Media Contact:

Wil Williams, Vice President Corporate Communications

(858) 552-9724 or wwilliams@titan.com

Investor Relations Contact:

Laura Catalino, Vice President Investor Relations

(858) 552-9848 or invest@titan.com

If you would like to receive press releases via electronic mail,

please contact: invest@titan.com

For more information on The Titan Corporation,

please visit our website at: www.titan.com

or visit Titan’s investor page at: www.titan.com/investor

3033 Science Park Road • San Diego, California 92121

(858) 552-9500